# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CANADIAN NATIONAL RAILWAY CO, CIK 0000016868
CUSIP: 136375102
Title of class of securities: Common Shares, No Par Value
Address of issuer's principal executive offices: 935 DE LA GAUCHETIERE ST W, MONTREAL QUEBEC, CANADA, QUEBEC, Quebec Canada (A8), H3B 2M9
Date of event which requires filing of this statement: 04/28/2025
Amends the filing with accession number 0000902664-21-004063
Filed by CIK 0001647251
Persons authorized to receive notices and communications: Mr. Christopher Hohn, TCI Fund Management Limited, 7 Clifford St, London, United Kingdom (X0), W1S 2FT, 44 20 7440 2330; Eleazer Klein, Esq., Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, (212) 756-2000

## Reporting persons
- TCI Fund Management Limited (CIK 0001647251): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,166,798; sole dispositive power 0; shared dispositive power 26,166,798; aggregate amount beneficially owned 26,166,798 (4.2% of the class)
- Christopher Hohn (CIK 0001440704): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,166,798; sole dispositive power 0; shared dispositive power 26,166,798; aggregate amount beneficially owned 26,166,798 (4.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, No Par Value
Name of issuer: CANADIAN NATIONAL RAILWAY CO
Address of issuer's principal executive offices: 935 DE LA GAUCHETIERE ST W, MONTREAL QUEBEC, CANADA, QUEBEC, Quebec Canada (A8), H3B 2M9
Comment: The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned ("Amendment No. 10"). This Amendment No. 10 amends and restates Items 3 and 5 of the Schedule 13D as set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 10 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 26,166,798 Shares reported herein as beneficially owned by the Reporting Persons were purchased using working capital of the TCI Funds and Accounts at an aggregate cost of approximately $2,716,968,911, excluding brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 628,450,886 Shares outstanding which is the number of Shares reported to be outstanding as of March 7, 2025, as reported in Exhibit 99.3 attached to the Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on March 26, 2025.

As of the close of business on April 29, 2025, the Reporting Persons may be deemed to beneficially own 26,166,798 Shares, representing approximately 4.2% of the Shares outstanding.

TCIF UK is the investment manager of the TCI Funds and Accounts. Christopher Hohn is the Managing Director of TCIF UK. By reason of the provisions of Rule 13d-3 of the Act, Mr. Hohn may be deemed to beneficially own the Shares held by the TCI Funds and Accounts.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Shares reported herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have shared voting and dispositive power over 26,166,798 Shares.
Transactions in the class effected during the past sixty days: Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: December 11, 2024.

## Signatures
- TCI Fund Management Limited: /s/ Christopher Hohn, Managing Director (04/30/2025)
- Christopher Hohn: /s/ Christopher Hohn, CHRISTOPHER HOHN (04/30/2025)